UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2003.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 0-9993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROS SYSTEMS, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MICROS Systems, Inc.
7031 Columbia Gateway Drive Columbia, Maryland 21046-2289

REQUIRED INFORMATION

The following financial statements will be furnished for the plan.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

ADDITIONAL INFORMATION*

Schedule I - Schedule of Assets (Held at End of Year), December 31, 2003

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

EXHIBITS

A consent of PricewaterhouseCoopers LLP is being filed as Exhibit 23 to this Report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(k) RETIREMENT PLAN
(Name of Plan)

Date: June 25, 2004	By:	/s/ Gary C. Kaufman
Gary C. Kaufman,
Plan Trustee

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

MICROS Systems, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baltimore, Maryland
June 25, 2004

MICROS Systems, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$251,130	$192,836
Investments, at fair value	32,998,930	22,260,861
Total assets	33,250,060	22,453,697

Liabilities
Corrective distributions payable	148,160	—
Total liabilities	148,160	—
Net assets available for benefits	$33,101,900	$22,453,697

The accompanying notes are an integral part of these financial statements.

MICROS Systems, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions to (deductions from) net assets attributable to
Investment income (loss)
Net appreciation (depreciation) in fair value of investments (see Note 3)	$7,368,959	$(4,436,518)
Interest and dividends	204,285	162,981
	7,573,244	(4,273,537)
Contributions
Employer’s	1,163,975	1,310,958
Participants’	4,139,748	4,344,529
	5,303,723	5,655,487
Benefits paid to participants	(2,080,604)	(2,631,323)
Corrective distributions	(148,160)	—
Net increase (decrease) prior to transfer from other plan	10,648,203	(1,249,373)
Transfer in from other plans (see Note 1)	—	1,371,489
Net increase	10,648,203	122,116
Net assets available for benefits
Beginning of year	22,453,697	22,331,581
End of year	$33,101,900	$22,453,697

The accompanying notes are an integral part of these financial statements.

MICROS Systems, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Years Ended December 31, 2003 and 2002

1.     Description of the Plan

The following description of the MICROS Systems, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.  General

The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the “Company”), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older.  Employees may enroll in the Plan on the first day of January, April, July or October upon satisfaction of the eligibility requirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Emjay Retirement Services is the Plan’s trustee, administrator and record keeper.

In August 2002, the plan assets of the Stanley Hayman & Company, Inc. 401(k) Plan were merged with and into the Plan.

B.  Contributions

Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($12,000 per taxpayer for the 2003 calendar year and $11,000 for the 2002 calendar year).  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company contributes a guaranteed 50% of the first 5% of a participant’s contribution.  Additionally, at the end of each plan year the Plan provides for the availability of discretionary year-end profit sharing contributions, depending upon Company profits and Board of Directors’ approval.  There were no such discretionary contributions granted during 2003 or 2002.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.  The Plan currently offers sixteen mutual funds as investment options for participants.  Effective November 1, 2002, contributions and exchanges to the MICROS Systems, Inc. common stock were no longer permitted, and participants who were already invested in MICROS common stock were permitted, at their sole discretion, to either continue to hold this investment or re-direct the investment (or any portion thereof) to any other available investment.

C.  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  A participant’s interest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years.  Participants immediately vest upon death or disability.

D.  Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

E.     Forfeited Accounts

At December 31, 2003 and 2002 forfeited non-vested accounts totaled $145,097 and $191,932, respectively.  These amounts are applied against future employer contributions.  In 2003 and 2002, the employer contributions were reduced by $191,932 and $121,196, respectively, from forfeited non-vested accounts.

F.   Payment of Benefits

Participants are entitled to the market value of their vested benefits calculated as of the valuation date following retirement (normal retirement age is 65), death, disability or termination of employment.  These benefits will be distributed in a single lump sum payment or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $5,000.  For termination of service due to other reasons, or if the balance is less that $5,000, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

G.  Participant Loans

Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. Participants may only have one outstanding loan at a time.  These transactions are treated as transfers to (from) the investment option from (to) the Participant Loan account.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors.  Interest rates on loans outstanding at December 31, 2003 and 2002 ranged from 5.0% to 10.5% and 5.25% to 11.5%, respectively.  Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note.  Loans may extend past five years if it is determined at the time of the loan that the funds will be used to acquire the principal residence of the participant.

H.  Administrative Expenses

The Company pays Emjay Retirement Services directly for certain normal Plan administrative expenses.  Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.

2.     Summary of Accounting Policies

A.  Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

B.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

C.  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Company stock is valued at its quoted market price.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

D.    Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

E.     Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.  Company contributions are recorded when contributions are deducted for tax purposes.

F.     Payment of Benefits

Benefits are recorded when paid.

3.     Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2003	2002

Putnam New Opportunities Fund, 89,449 and 81,751 shares, respectively	$3,374,019	$2,324,172

Putnam OTC & Emerging Growth Fund, 348,083 and 316,344 shares, respectively	2,370,446	1,594,374

AIM International Growth Fund, 177,007 and 165,016 shares, respectively	2,886,983	2,108,900

AIM Charter Fund, 208,739 and 199,398 shares, respectively	2,481,909	1,916,212

MICROS Common Stock 116,969 and 144,614 shares, respectively	5,322,885	3,242,248

Putnam Money Market, 3,106,409 and 2,744,810 shares, respectively	3,106,409	2,744,810

Putnam Income Fund, 323,992 and 330,577 shares, respectively	2,183,709	2,208,258

AIM Blue Chip Fund, 230,874 and 184,357 shares, respectively	2,585,789	1,648,155

AIM Premier Equity Fund, 0 and 333,981 shares, respectively	—	2,508,199

Legg Mason Value Trust 67,533 and 0 shares, respectively	3,934,457	—

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $7,368,959 and ($4,436,518), respectively as follows:

	2003	2002

Mutual Funds	$4,548,930	$(4,185,731)
Common Stock	2,820,029	(250,787)
	$7,368,959	$(4,436,518)

4.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan termination, participants would become immediately 100 percent vested in their accounts.

5.     Tax Status

The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Emjay Retirement Services, which received a favorable determination letter from the Internal Revenue Service (IRS) dated March 12, 1993.  The Plan itself has not applied for a separate determination letter, however, management believes that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.     Related Party Transactions

MICROS Systems, Inc. as Plan sponsor is a related party.  At December 31, 2003 and 2002, the Plan held an investment of $5,322,885 and $3,242,248 of MICROS Systems, Inc. common stock, respectively.  Such amounts represented 116,969 and 144,614 shares at December 31, 2003 and 2002, respectively.  During the years ended December 31, 2003 and 2002, $0 and $1,725,034 of MICROS Systems, Inc. common stock were purchased, respectively.  In addition, during the years ended December 31, 2003 and 2002, $973,195 and $1,660,719 of MICROS Systems, Inc. common stock were sold.

MICROS Systems, Inc.

401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

December 31, 2003	Schedule I

Identity of Issue	Description of Investment	Cost	Current Value

Putnam Investments
New Opportunities Fund
	Registered Investment Company Mutual Fund, $37.72 per share	**	$3,374,019
OTC & Emerging Growth Fund
	Registered Investment Company Mutual Fund, $6.81 per share	**	2,370,446
Income Fund
	Registered Investment Company Mutual Fund, $6.74 per share	**	2,183,709
Money Market Fund
	Registered Investment Company Mutual Fund, $1.00 per share	**	3,106,409

AIM Family of Funds
International Growth Fund
	Registered Investment Company Mutual Fund, $16.31 per share	**	2,886,983
Charter Fund
	Registered Investment Company Mutual Fund, $11.89 per share	**	2,481,909
Blue Chip Fund
	Registered Investment Company Mutual Fund, $11.20 per share	**	2,585,789

Federated Securities
High income Bond Fund
	Registered Investment Company Mutual Fund, $8.04 per share	**	849,234
Max-Cap Fund
	Registered Investment Company Mutual Fund, $22.47 per share	**	695,699
International Small Company Fund
	Registered Investment Company Mutual Fund, $22.82 per share	**	614,086

Legg Mason
Opportunity Trust
	Registered Investment Company Mutual Fund, $13.77 per share	**	926,315
Value Trust
	Registered Investment Company Mutual Fund, $58.26 per share	**	3,934,457

Royce
Pennsylvania Mutual Fund
	Registered Investment Company Mutual Fund, $8.65 per share	**	783,870

MICROS Common Stock*	Common Stock, $43.36 per share	**	5,071,754

American Funds
Income Fund of America	Registered Investment Company Mutual Fund, $17.16 per share	**	151,333

Washington Mutual	Registered Investment Company Mutual Fund, $28.68 per share	**	120,464

EuroPacific Growth	Registered Investment Company Mutual Fund, $29.96 per share	**	120,060

Participants Loans*	Interest rates range from 5.0%-10.5%, maturity dates range from 2004 to 2027		742,394

			$32,998,930

*   Denotes a party-in-interest.

** Information not required as account is participant directed.